Writer’s Direct Dial: (212) 225-2234
E-Mail: ggoldman@cgsh.com

February 1, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Karen J. Garnett

Re:	iShares® GSCI® Commodity-Indexed Trust
iShares® GSCI® Commodity-Indexed Investing Pool LLC
Amendment No. 3 to Registration Statement on Form S-1
Registration Nos. 333-126810, 333-126810-01
Filed December 23, 2005

Dear Ms. Garnett:

On behalf of our client, Barclays Global Investors International, Inc. (“BGI”), we are electronically transmitting for filing Amendment No. 4 (“Amendment No. 4”), further amending the above referenced Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2005. Amendment No. 4 is marked to show changes from Amendment No. 3. Amendment No. 4 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 6, 2006. The numbering of the paragraphs of this response letter corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 4.

Securities and Exchange Commission, p. 2

General

1.	We note your response to comment 2. Please confirm that you will submit the referenced request for “no-action” relief to the Division of Market Regulation. In addition, please confirm that your shares will not begin trading prior to the granting of such “no-action” relief.

BGI confirms that it will submit the request for “no-action” relief to the Division of Market Regulation and notes that it provided a draft of the request to the Division on January 19, 2006. The units of beneficial interest (“Shares”) of the iShares® GSCI® Commodity-Indexed Trust (the “Trust”) will not begin trading prior to the granting of such “no-action” relief.

Prospectus Cover Page

2.	Please advise us whether your shares have been approved for listing by the New York Stock Exchange.

The Shares have not yet been approved for listing by the New York Stock Exchange (the “Exchange”), although it is expected that they will have been so approved by the time the Commission declares the Registration Statement effective.

3.	We note your response to comment 5. However, it appears that an Authorized Participant that is acting as an underwriter will generally sell shares at a price at least equal to, or in excess of, the price at which it purchased the shares (i.e. net asset value) but for a price no greater than the price at which an investor could purchase the shares on the NYSE. Consequently, we reissue the comment with respect to Authorized Participants acting as underwriters. Refer to Instruction 2 to 501(b)(3).

As stated in its response to comment 5, BGI does not believe it will necessarily be the case that the price at which an Authorized Participant acting as an underwriter sells Shares will fall between the net asset value per Share and the trading price per Share on the Exchange. There is no specific formula or methodology that determines the price at which Authorized Participants acting as underwriters may resell Shares. Although it is possible that in many cases the price will fall within this range, there are a number of factors and circumstances that could cause the price at which an Authorized Participant sells Shares to be outside that range. For example, an Authorized Participant may sell Shares at a time when the Exchange is not open for trading, in which case the sales price may reflect changes in market conditions, market expectations and supply and demand since the most recent net asset value or exchange price. In addition, the size of a particular transaction may affect the sales price by the Authorized Participant. In the case of a large creation transaction relative to the current trading volume on the Exchange, BGI would not necessarily expect the sales price by the Authorized Participant to be constrained by or reflect the Exchange trading price.

There may, of course, be a range of other factors that would influence the sales price of Shares by Authorized Participants. BGI does not believe that it can anticipate all of these factors

Securities and Exchange Commission, p. 3

or the specific impact they would have on the sales price by Authorized Participants. This is particularly true because the sales price is ultimately under the control of the Authorized Participant and not of the Trust. As a result, BGI does not believe that it would be practical to provide further disclosure as to the range of potential sales prices by Authorized Participants.

If the Staff has further questions concerning this issue, BGI would be pleased to have a conference call to discuss it with the Staff.

4.	We note your response to comment 6. Please confirm that the initial purchaser will be a qualified institutional buyer or an institutional accredited investor.

It is expected that the initial purchaser will be Goldman, Sachs & Co., which is a qualified institutional buyer and an institutional accredited investor.

Investing Pool Agreement, page 49

5.	We note that PricewaterhouseCoopers LLP, as your Tax Administrator, will “maintain some records and carry out some duties on behalf of the Investing Pool.” Please tell us in sufficient detail the types of services to be provided by PricewaterhouseCoopers LLP and how you evaluated such services under Rule 2-01 of Regulation S-X in determining that these are permitted services.

The disclosure has been revised at page 49 to clarify the types of services to be provided by PricewaterhouseCoopers LLP, as Tax Administrator. Specifically, the Tax Administrator will be engaged to provide grantor trust tax accounting and tax reporting services for the Trust and partnership tax accounting and tax reporting services for the iShares® GSCI® Commodity-Indexed Investing Pool LLC (the “Investing Pool”). This includes preparing tax reports for investors (such as Form 1099) and preparing informational tax returns to be filed with the Internal Revenue Service. The Tax Administrator will also provide telephone and web-based support through which investors may obtain additional tax information concerning their investment.

These tax services are not prohibited non-audit services under subsection (c)(4) of Rule 2-01 of Regulation S-X. Having the Tax Administrator perform these services is consistent with the Commission’s longstanding position that an accounting firm may provide tax services to audit clients without impairing the firm’s independence.1 Moreover, BGI does not believe the particular circumstances under which the Tax Administrator is providing these services should impair the independence of PricewaterhouseCoopers LLP as auditor for the Trust and to the Investing Pool.

[1]	See Strengthening the Commission’s Requirements Regarding Auditor Independence, SEC Release No. 33-8183 (Jan. 28, 2003) (adopting release).

Securities and Exchange Commission, p. 4

Conflicts of Interest, page 58

6.	We note your response to comment 14. Please revise the disclosure to clarify that you may or may not prevail on the question of waiver in a legal proceeding.

The disclosure has been revised in response to this comment at page 58.

Part II

Item 17, Undertakings

7.	Please update your Item 512(a) undertakings in accordance with the amendments to that required disclosure that become effective as of December 1, 2005.

The undertakings have been revised in response to this comment at pages II-2 and II-3.

*        *        *        *

BGI respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 4 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 4 or this response letter to me at (212) 225-2234 or Edward J. Rosen at (212) 225-2820.

Sincerely,

/s/ Geoffrey B. Goldman
Geoffrey B. Goldman

cc:	Michael McTiernan, Esq., Special Counsel, Division of Corporation Finance

Ira Shapiro, Esq.

(Barclays Global Investors International, Inc.)

Edward J. Rosen, Esq.

Patrick J. Barrett, Esq.

(Cleary Gottlieb Steen & Hamilton LLP)